EXHIBIT 16

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 2/19/26 to 2/25/26, the date of the event which required filing of this Schedule 13D/A. All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
2/19/2026	Sell	61,235	15.03
2/20/2026	Sell	13,913	15.07
2/24/2026	Sell	34,797	15.09
2/25/2026	Sell	59,356	15.27